Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-151827 Dated December 8, 2008

LendingClub Corporation

Free Writing Prospectus Published or Distributed by Media

                The transcript attached as Exhibit A appeared on the Wall Street Journal Digital Network on December 6, 2008.

                These articles were not prepared by or reviewed by LendingClub Corporation (the "Company") prior to their publication. The publishers of these articles are not affiliated with the Company. The Company made no payment and gave no consideration to these publishers in connection with the publication of these articles or any other articles published by these publishers concerning the Company. Statements in these articles that are not attributed directly to Mr. Laplanche or based on, or derived from, the Company's public filings with the SEC represent the authors' or others' opinions, and are not endorsed or adopted by the Company.

                You should consider statements in these articles only after carefully evaluating all of the information in the Company's prospectus dated October 13, 2008, which the Company filed with the SEC on October 14, 2008 together with the Company's most recently filed prospectus supplement. In particular, you should carefully read the risk factors described in the prospectus.

Forward-Looking Statements

                Some of the statements that these articles attribute to Mr. Laplanche are "forward-looking statements." The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company's lending platform; the Company's financial performance; the impact of the Company's new structure on its financial condition and results of operations; the availability and functionality of the trading platform; the Company's ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

                The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

Exhibit A

'Peer' Loans Ease the Credit Crunch

By BAO ONG

This year, Greg Young resorted to something he's never done before.

The 45-year-old, who lost his job in February working for a mall developer, never depended on family or friends for money. But his father-in-law offered to help, so Mr. Young agreed -- but with a twist.

Mr. Young, who lives in Carmel, Ind., tapped Virgin Money USA to set up a "peer-to-peer" loan. He joined a growing number of people unable to secure loans from banks and those hoping to find better interest rates. Borrowers in this slumping economy say the peer-to-peer loans are more accessible and organized than ever before.

"If you're out of a job, you can't go to a bank for a loan. You can have equity in your home, but you can't go there anymore, either," he says. "What are you going to do?"

Gone are the days of a simple handshake deal and dancing around lending money to family and friends.

Start-Ups and Students

In Mr. Young's case, Virgin Money USA -- an arm of Richard Branson's Virgin Group -- completed the paperwork. His father-in-law agreed to lend him $25,000 at a 7% interest rate. "The last thing you want to happen is for your credit to go bad," Mr. Young says.

Asheesh Advani, chief executive of Virgin Money USA, says the company's business is booming. Its loan volume jumped to $370 million from $200 million in the past 12 months, with much of the growth occurring in the past six months, he says. Many of the loans were for small businesses, homes and personal expenses, such as credit cards and college tuition.

"Over half of entrepreneurs already get money from friends and family. Twenty percent of students get loans from family," says Mr. Advani. "Whether we exist or not, these transactions happen already."

It's an arrangement that can benefit both parties, he adds. Lenders receive better interest rates than they would in savings accounts, and borrowers pay lower rates than they would to traditional lenders.

As more peer-to-peer lending companies pop up, they offer varying approaches. Some help set up loans between family and friends; others cobble money from many lenders for a loan between strangers. GreenNote.com also has tried to capture the college market as student loans in the private sector dwindle.

Room to Grow

Peer-to-peer lending companies are in their infancies, but the Federal Reserve estimates about $89 billion in transactions occur annually between family and friends.

The Lending Club, Virgin's biggest competitor, reports that it arranged more than $22 million in loans for borrowers since launching last year. Borrowers post short profiles on the company's Web site requesting loans, and dozens of lenders can contribute until the loan is funded. Rates range between 7.4% and 19.4% depending on the borrower's credit.

"As the financial crisis becomes deeper and more challenging, even for creditworthy clients, it's hard to get funding," says Renaud LaPlanche, chief executive of Lending Club. "We're streamlining the process between those who have the money and those who need it."

The Lending Club registered with the Securities and Exchange Commission this fall, and its lenders can now resell loans they wish to relinquish. But another peer-to-peer company, Prosper.com, recently ran afoul of regulations and stopped making new loans while it undergoes an SEC review.

Peer lending has risks like any investment, but "the risks they [the lenders] have are based on their own individual criteria," says Hugh Bromma, chief executive of Entrust Group in Reno, Nev. He says the company, which administers self-directed IRAs, has seen more lenders wanting to make peer-to-peer loans with IRAs.

Dave Jacobs, 50, of Cincinnati, has loaned IRA funds with Entrust Group's help and treats the transaction as banks would with borrowers. (The borrower's payments, including interest, are made to the IRA.)

But banks are still an option if consumers shop around, says Carol Kaplan, a spokeswoman with American Bankers Association. "Banks right now are very much fighting for depositors as well as borrowers," she says.